787 Seventh Avenue 11th Floor New York, NY 10019 phone 212.301.4000 fax 212.301.4001 www.nfp.com

January 18, 2006

BY FACSIMILE, U.S. MAIL AND EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Financial Partners Corp.
SEC File No. 1-31781
Form 10-K for the year ended December 31, 2004

Dear Mr. Rosenberg:

National Financial Partners Corp., a Delaware corporation (the “Company”), respectfully submits a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 9, 2005. For the convenience of the Staff, we have restated the Staff’s comments above our responses.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Consolidated Statements of Income, page F-5.

1.

In MD&A on page 37 you disclose that stock-based compensation relates in part to stock option grants to principals and certain employees of your earlier acquisitions. We also note your August 8, 2003 response to comment 76 from our June 5, 2003 letter where you indicate that all the options granted are corporate general and administrative expenses. Please explain to us why compensation to your service providers is apparently not included in cost of services.

Jim B. Rosenberg

January 18, 2006

We are aware of the recent Staff’s Interpretive Response to Topic F of Staff Accounting Bulletin No. 107, “Share-Based Payment” (SAB 107), which provides that a company “should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees”. SAB 107 was released on March 29, 2005 in response to the interaction between Statement of Financial Standards 123(R) and certain SEC rules and regulations. Prior to the adoption of SFAS 123(R), a practice previously accepted by the Staff was to present all stock-based compensation in a single line item in the income statement with footnote disclosure as to which amounts relate to other captions. Upon adopting SFAS 123(R) and the provisions of SAB 107 companies will be precluded from continuing this treatment. Beginning with the adoption of SFAS 123(R) on January 1, 2006, we will report stock-based compensation expense related to stock awards to employees of our acquired firms under Company plans in “cost of services”. For the year ended December 31, 2005, we will include the appropriate footnote disclosure of which amounts relate to other captions. Stock awards to employees of our earlier acquisitions under the Company plans, issued prior to our adoption of SFAS 123(R), totaled approximately $52,000, $194,000 and $1,100,000 in 2003, 2004 and 2005, respectively.

Previously, stock-based compensation expense was not included in “cost of services” because such expense primarily related to stock awards offered to principals (i.e., non-employees) and certain employees under Company plans in connection with the Company’s acquisition of firms. The plans were sponsored solely by the Company. The Company’s acquired firms did not have their own option plans and did not offer or issue any stock-based awards to principals or employees. Principals primarily received the stock awards. Employees only received awards in select situations in which principals “carved out” a portion of the awards they would otherwise receive in connection with the Company’s acquisition of the principal’s firm or as part of additional consideration established in conjunction with the acquisition agreement. As such, the Company considered such stock-based compensation as a corporate expense. As the Staff has noted, we discussed this reasoning in our response to comment no. 76 in our letter dated August 8, 2003 to the Staff.

Prior to January 1, 2003, the Company accounted for stock awards issued in connection with the Company plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations. Under APB 25 stock awards to employees were not expensed unless such awards were granted with a strike price below the fair value of NFP’s stock at the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, in accordance with SFAS No. 148,

Jim B. Rosenberg

January 18, 2006

“Accounting for Stock-Based Compensation – Transition and Disclosure”, and adopted the prospective method for transition.

2.

In Note 5 on page F-18 you indicate that you do not include amortization and depreciation in your cost of services. Please provide us in disclosure-type format a presentation/disclosure that complies with SAB Topic 11:B. In addition, please provide us in a disclosure-type format a MD&A gross profit analysis including amortization and depreciation or one that indicates that amortization and depreciation has been excluded from cost of services.

In future filings we will add a parenthetical phrase on the face of the income statement and in the MD&A section to indicate that amortization and depreciation has been excluded from cost of services. The renamed line item will read as follows: “Cost of services (exclusive of amortization and depreciation shown separately below)”. For the MD&A section, we will include this renamed line item or a substantially similar variation thereof in both the tables and narratives provided therein.

Consolidated Statements of Changes in Stockholders’ Equity, page F-6

3.

Please explain to us how you can generate unearned stock-based compensation in both 2003 and 2004 but not amortize any of this compensation into expense. In your response, please reference the authoritative literature you relied upon to support your accounting.

In 2003 and 2004, the Company was amortizing existing awards. Amounts shown in the column titled “Unearned stock-based compensation” in the Consolidated Statements of Changes in Stockholders’ Equity are net of additions for the fair value of unvested stock awards issued during the period and amortization of existing awards. We believe we have met the disclosure requirements for the amortization of stock-based awards through prominent disclosures in both the Statements of Consolidated Income and Consolidated Statements of Cash Flows. In the future, we will further segregate these amounts in the Consolidated Statements of Changes in Stockholder’s Equity in our subsequent filings into additional line items (e.g., amortization of stock-based awards outstanding).

Note 13. Income taxes, page F-23

4.	Please explain to us the nature of the $2.9 million “Adjustment to deferred tax assets and liabilities” identified in your tax rate reconciliation and why it is an appropriate reconciling item.

Jim B. Rosenberg

January 18, 2006

The “Adjustment to deferred tax assets and liabilities” included in the tax rate reconciliation reflects the effect of the changes in the tax rates expected to apply to taxable income for the periods in which the various deferred tax asset or liabilities are expected to be realized. The changes in tax rates referred to above result largely from a periodic evaluation of all temporary differences across the more than 160 subsidiaries in forty tax jurisdictions for which the Company files tax returns. This process recognizes the effects of changes in apportionment factors and tax laws or rates within various tax jurisdictions. Changes in deferred tax assets and liabilities are included in the current year tax provision in accordance with paragraphs 16-17, 27 and 45 of SFAS No. 109. The significant components and changes therein, of the Company’s deferred tax assets and liabilities are presented in Note 13 to the Consolidated Financial Statements.

Note 15. Acquisitions and Divestitures, page F-26

5.

You disclose that you value your stock issued in business combinations after your IPO at an average of the trading price over a specified period of time prior to the closing date of the acquisition. Paragraph 22 of SFAS 141 requires the value to be based on the average of a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Please quantify for us any difference in aggregate purchase price since your IPO between the stock price you used and that calculated under the guidance of paragraph 22 of SFAS 141.

We believe the stock price that the Company used to value the publicly traded common stock it issued to effect acquisitions was calculated in accordance with the guidance of paragraph 22 of SFAS No. 141, “Business Combinations” (SFAS 141). The guidance provides in relevant part: “The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.” While SFAS 141 does not define a “reasonable period”, EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, states in paragraph 9 that “... securities should be valued based on market prices a few days before and after the measurement date... but would not include any dates after the date the business combination is consummated”. The Company calculates the valuation of the stock it issues in acquisitions over a specified period of time (generally, a period not to exceed twenty days in total) prior to the closing date of the acquisition, as stated in Note 15—Acquisitions and Divestitures, which period of time typically covers a timeframe both before and after the date in which the final terms are agreed. The Company’s ability to close its acquisitions quickly upon concluding its principal terms is largely due to its use of a standard acquisition model and documentation as well as the relative small size of the individual acquisitions. A description of the acquisition process and model is included in Item 7 – Management’s Discussion and Analysis of Financial

Jim B. Rosenberg

January 18, 2006

Condition and Results of Operations on pages 34-35 of Form 10-K. With respect to acquisitions effective on January 1, 2006 for which the terms were finalized during December 2005, the average of the stock prices the Company used in determining the valuation was $52.23. This compares to the closing stock price on December 31, 2005 of $52.55 and the average closing stock price for the full month of December of $52.24.

Acknowledgment

The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact the undersigned at (212) 301-4070 should you require further information or have any questions.

Very truly yours,
/s/ Mark C. Biderman
____________________________________________
Mark C. Biderman Executive Vice President and Chief Financial Officer

cc:	Douglas W. Hammond, Esq. Executive Vice President and General Counsel National Financial Partners Corp. 787 Seventh Avenue, 11th Floor New York, NY 10019	.

Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY, 10036